SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02041776

FORM 11-K

[stamp illegible] 2002
WASH. D.C. 165

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number 1-368-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Chevron Corporation Profit Sharing/Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
575 Market Street
San Francisco, CA 94105

PROCESSED
JUL 0 3 2002
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 24, 2002

Lydia I. Beebe

ChevronTexaco Corporation, Plan Administrator
By: Lydia I. Beebe, Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated June 7, 2002.
2	Financial Statements of the Chevron Corporation Profit Sharing/Savings Plan for the plan year ended December 31, 2001, prepared in accordance with the financial reporting requirements of ERISA.

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated June 7, 2002 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

June 7, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

Exhibit 2

EIN: 94-0890210
PN: 001

CHEVRON CORPORATION

PROFIT SHARING/SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH
REPORT OF INDEPENDENT AUDITORS

DECEMBER 31, 2001 AND 2000

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EIN: 94-0890210
PN: 001

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN

TABLE OF CONTENTS

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Plan Participants and
Plan Administrator
Chevron Corporation Profit Sharing/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the **Chevron Corporation Profit Sharing/Savings Plan** (the Plan), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

June 7, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

Offices in San Francisco, California and Charlotte, North Carolina

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001

(thousands of dollars)

	Participant Directed	Non-Particpant Directed		Total
		Allocated	Unallocated	
Assets				
Investments - at fair value:				
ChevronTexaco Corporation common stock				
Allocated to participants	$ -	$ 4,173,619	$ -	$ 4,173,619
Unallocated	-	-	827,820	827,820
Fund investments	1,285,956	-	-	1,285,956
Loans to participants	82,530	-	-	82,530
Cash equivalents	-	-	38,299	38,299
Total investments	1,368,486	4,173,619	866,119	6,408,224
Accrued interest	-	-	63	63
Other receivables	2,934	2,338	-	5,272
Total assets	1,371,420	4,175,957	866,182	6,413,559
Liabilities				
Interest payable	-	-	35,049	35,049
ESOP notes payable	-	-	535,141	535,141
Other payables	2,934	2,338	-	5,272
Total liabilities	2,934	2,338	570,190	575,462
Net assets available for benefits	$ 1,368,486	$ 4,173,619	$ 295,992	$ 5,838,097

The accompanying notes are an integral part of these financial statements.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
(thousands of dollars)

	Participant Directed	Non-Particpant Directed		Total
		Allocated	Unallocated	
Assets				
Investments - at fair value:				
Chevron Corporation common stock				
Allocated to participants	$ -	$ 4,047,981	$ -	$ 4,047,981
Unallocated	-	-	935,645	935,645
Fund investments	1,444,576	-	-	1,444,576
Loans to participants	93,944	-	-	93,944
Cash equivalents	-	-	67,671	67,671
Total investments	1,538,520	4,047,981	1,003,316	6,589,817
Accrued interest	-	-	364	364
Other receivables	1,554	1,227	-	2,781
Total assets	1,540,074	4,049,208	1,003,680	6,592,962
Liabilities				
Interest payable	-	-	42,972	42,972
ESOP notes payable	-	-	635,141	635,141
Other payables	1,554	1,227	-	2,781
Total liabilities	1,554	1,227	678,113	680,894
Net assets available for benefits	$ 1,538,520	$ 4,047,981	$ 325,567	$ 5,912,068

The accompanying notes are an integral part of these financial statements.

EIN: 94-0890210
PN: 001

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(thousands of dollars)

	Participant Directed	Non-Participant Directed Allocated	Non-Participant Directed Unallocated	Total
Additions				
Contributions:				
Employer contributions	$ -	$ 211,244	$ 75,310	$ 286,554
Participant contributions	73,091	36,948	-	110,039
Participant rollovers	8,957	1,882	-	10,839
Total contributions	82,048	250,074	75,310	407,432
Investment income:				
Interest	69	9	531	609
Dividends	-	120,174	26,209	146,383
Realized gain on investments	52,592	232,550	-	285,142
Unrealized appreciation (depreciation) on investments	(146,815)	17,148	47,785	(81,882)
Interest on participant loans	6,380	-	-	6,380
Total investment income	(87,774)	369,881	74,525	356,632
Total additions	(5,726)	619,955	149,835	764,064
Deductions				
Interest expense	-	-	54,732	54,732
Distribution to participants	90,948	203,061	-	294,009
Forfeitures for reallocation to participants	(3)	(784)	-	(787)
Administrative fees	40	1,827	-	1,867
Total deductions	90,985	204,104	54,732	349,821
Interfund transfers	39,898	(39,898)	-	-
Intra-plan transfers	-	-	(124,678)	(124,678)
Transfer to other plan	(113,221)	(250,315)	-	(363,536)
Net increase (decrease)	(170,034)	125,638	(29,575)	(73,971)
Net assets available for benefits:				
Beginning of year	1,538,520	4,047,981	325,567	5,912,068
End of year	$ 1,368,486	$ 4,173,619	$ 295,992	$ 5,838,097

The accompanying notes are an integral part of these financial statements.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2000

(thousands of dollars)

	Participant	Non-Particpant Directed		
	Directed	Allocated	Unallocated	Total
Additions				
Contributions:				
Employer contributions	$ -	$ 183,709	$ -	$ 183,709
Participant contributions	75,211	36,769	-	111,980
Participant rollovers	21,815	3,525	-	25,340
Total contributions	97,026	224,003	-	321,029
Investment income:				
Interest	16	12	2,835	2,863
Dividends	-	124,479	31,336	155,815
Realized gain on investments	110,991	342,757	-	453,748
Unrealized depreciation on investments	(208,658)	(420,484)	(24,239)	(653,381)
Interest on participant loans	6,864	-	-	6,864
Total investment income	(90,787)	46,764	9,932	(34,091)
Total additions	6,239	270,767	9,932	286,938
Deductions				
Interest expense	-	-	66,419	66,419
Distribution to participants	209,413	541,630	-	751,043
Forfeitures for reallocation to participants	8	(124)	-	(116)
Administrative fees	49	2,435	-	2,484
Total deductions	209,470	543,941	66,419	819,830
Interfund transfers	56,537	(56,537)	-	-
Intra-plan transfers	-	-	(134,140)	(134,140)
Net (decrease)	(146,694)	(329,711)	(190,627)	(667,032)
Net assets available for benefits:				
Beginning of year	1,685,214	4,377,692	516,194	6,579,100
End of year	$ 1,538,520	$ 4,047,981	$ 325,567	$ 5,912,068

The accompanying notes are an integral part of these financial statements.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Description of the Plan

The Chevron Corporation Profit Sharing/Savings Plan (PS/SP or the Plan) is a defined contribution plan intended to qualify as a profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Effective October 9, 2001, Texaco Inc. became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. After the closing of the merger, the status of the Chevron Corporation shareholders, including Plan participants, remained the same and Chevron Corporation Common Stock became ChevronTexaco Corporation Common Stock.

The PS/SP has three components: a profit sharing component that includes a leveraged ESOP feature, a savings component consisting of additional company contributions, and an employee savings component.

Under the profit sharing component of the PS/SP, the participating companies contribute, each quarter, an aggregate amount to effect an allocation equal to approximately two percent of ChevronTexaco Corporation's (the Corporation) consolidated pre-tax net income from the preceding quarter (the Company Profit Sharing Contribution). The Company Profit Sharing Contribution is adjusted by the amount of loss or gain on all activity in the prior quarter in the PS/SP External Trading (TA account) account. This TA account was set up by the Corporation solely to support the Plan's requirements for one day settlement for ChevronTexaco Stock trading. The Company Profit Sharing Contribution is invested in shares of the Corporation's Common Stock.

Under the Savings Plus (SP) component of the PS/SP, the participating companies contribute, each pay period, an aggregate amount equal to approximately two percent of participants' regular earnings up to the $170,000 limit for 2001 and 2000 imposed by federal law (Savings Plus Contribution).

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Description of the Plan (Continued)

Prior to the ESOP amendment, the Company Profit Sharing Contribution was paid in cash and used by the PS/SP trustee to purchase shares of the Corporation's Common Stock in open market transactions. In December 1989, the ESOP borrowed a total of $1 billion from several banks and used the proceeds of the loans to purchase 14.1 million shares of the Corporation's Common Stock from the Corporation. In October 1991, these loans were completely refinanced by the ESOP's issuance to the public of registered debt securities. In July 1999, the outstanding ESOP debt was completely refinanced extending the ESOP term through the year 2016. The ESOP indebtedness is guaranteed by the Corporation and will be repaid using dividends paid on the shares acquired by the ESOP and contributions by the participating companies. To enforce the ESOP's obligation to pay holders of the registered debt securities, the holders have no recourse against the assets of the ESOP except that, to the extent permitted by the Code and the Employee Retirement Income Security Act of 1974 (ERISA), the holders will have rights to any cash contributions made by the participating companies to satisfy the ESOP's obligations under the registered debt securities and to any earnings attributable to the investment of such contributions. In light of the limited recourse that holders of the registered debt securities have against the ESOP, purchasers of the registered debt securities are cautioned to rely solely upon the creditworthiness of the Corporation and its obligations under its guarantee of the ESOP's indebtedness.

Unallocated ESOP shares are held in a suspense account and secure the Corporation's guarantee of the ESOP indebtedness. As payments of principal and interest are made on the ESOP debt, shares are released from the suspense account. These released shares will be valued at the then current market price for allocation to the participants' Contingent Accounts maintained for participants who elect to contribute two percent of their regular earnings to Profit Sharing Accounts. To the extent the market value of the shares when released from the suspense account is less than the value of the required Company Profit Sharing Contribution and, the required Company Profit Sharing and Savings Plus Contributions, the participating companies will make additional cash contributions to the PS/SP, which the trustee will use to purchase additional shares of the Corporation's Common Stock to be allocated to the participants' Contingent Accounts.

The Company Profit Sharing Contribution, certain interest earnings within the PS/SP on those contributions, and allocable forfeitures for each quarter in the form of shares of the Corporation's Common Stock are allocated to the participants' Contingent Accounts.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Description of the Plan (Continued)

The third component of the PS/SP is the savings component, which consists of savings contributions by participants. Savings contributions are optional. Several alternatives are provided for the investment of savings contributions.

A participant will be fully (100%) vested in his or her Contingent and Savings Plus component accounts:

1. when he or she completes 60 months of service; or
2. if his or her employment terminates on or after reaching age 60; or
3. if he or she dies while still employed or his or her employment terminates due to his or her becoming totally disabled (at any age); or
4. if his or her employment terminates because he or she is permanently laid off for lack of work.

Special investment transfers are allowed to participants who have attained age 55. Effective April 1, 1999, the Plan accepts deferred money from a previous employer's plan or rollover IRA and accepts deferred lump sum benefit rollovers from the Chevron Retirement Plan. In addition, special investment transfers and partial withdrawals are allowed for participants not employed by the Corporation. Effective May 1, 2000, the Plan accepts transfers from a conduit IRA for participants not employed by the Corporation.

The Corporation is the Plan Sponsor and the Plan Administrator of the PS/SP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a record keeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and ERISA.

Mellon Bank, N.A., is the trustee for the Plan and has custody of all the assets except for: a) those promissory notes securing participant loans; b) certain shares held by the ChevronTexaco Corporation stock transfer office for subsequent distribution to terminating and withdrawing participants and shares pledged to the Corporation as guarantor of the ESOP indebtedness under the PS/SP; and c) cash received by CitiStreet (a State Street and Citigroup Company), record keeper, as manual participant Plan loan repayments, momentarily held before being sent to trustee for investment. Employee deposits to the PS/SP are remitted to the trustee approximately eight to ten times per month. Pending the purchase of investments, the trustee invests the funds in Mellon Bank, TBC Pooled Employee Funds bearing interest at money market rates.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Description of the Plan (Continued)

On August 26, 1996, the Plan was amended and restated to include: daily processing and valuations, transfers between accounts on any day the New York Stock Exchange is open, but no more than one transfer during a rolling 30 day period, and five new investment options. On July 1, 2000, the plan was amended to allow transfers between accounts no more than once during a 15 day rolling period.

The Corporation expects to continue the PS/SP indefinitely, but has the authority to amend or terminate the PS/SP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the terminated plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund. If the leveraged ESOP portion of the PS/SP is terminated, each participant will become vested in his or her ESOP Contingent Account. The trustee will sell the shares of the Corporation's Common Stock then held in the ESOP suspense account and apply the proceeds (together with any other assets in the suspense account) either to repay the ESOP indebtedness or to satisfy its obligation to indemnify the Corporation as guarantor of the indebtedness for any payments that must be made under the guarantee of the indebtedness. Any shares or proceeds remaining after the satisfaction of the obligations described in the preceding sentence will be allocated to the participants' ESOP Contingent Accounts and the value of such allocation will be offset against any future obligations of the Corporation to make Company Contributions to the PS/SP.

Administrative expenses relating to the Plan, including certain audit, record keeping and trustee fees, were paid out of the trust funds. The trustee fees associated with the ESOP suspense account were paid by the Corporation.

The Plan charged participants a loan processing fee of $50 for any new loans and $4.17 per month for participants with Mutual Fund Window balances which is paid to State Street Bank.

The Plan Document contains a more complete description of the Plan provisions.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 2 - Summary of Significant Accounting Policies

The financial statements of the PS/SP are presented on the accrual basis of accounting. The following are the significant accounting policies followed by the Plan:

Investments are reported daily at market value based on quoted market prices for the Corporation's Common Stock and on the pooled fund price as compiled by Bankers Trust Company and State Street Global Advisors, a subsidiary of State Street Bank, for the other investment funds except for the Mutual Fund Window. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. Investments in the Mutual Fund Window option are adjusted to market value once a month based on prices supplied by individual fund families. The ESOP shares are released from the suspense account and are allocated to participants' Contingent Accounts in the PS/SP based on the then-current market value.

Realized gains and losses on investments are based on sales proceeds less fair market value at the beginning of the year or acquisition cost acquired (aggregate carrying amounts). Sales and purchases between participants are included in realized gains and losses. Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 - Description of the Investments

Investment Options
Shares of the Corporation's Common Stock purchased with Company Profit Sharing Contributions and the shares released from the ESOP suspense account are allocated to participant's Contingent Accounts. Participants may elect to invest their profit sharing contribution in ChevronTexaco Stock and in several fund investments as described below. Company contributions to the SP prior to October 29, 1997 (prior to November 26, 1997 for employees at the Oak Point facility covered by a collective-bargaining agreement) and participants' optional savings contributions to the PS/SP can be invested in a ChevronTexaco Stock Fund, a Diversified Equity Fund, a Long-Term Income Fund, a Short-Term Income Fund, a Value Fund, a Growth Fund, a Small Cap Stock Fund, an International Fund, a Balanced Fund, a Mutual Fund Window, or some combination of any of these options:

(a) The ChevronTexaco Stock Fund - Deposits are invested in common stock of the Corporation. Dividends on the ChevronTexaco Stock are reinvested in ChevronTexaco Stock. All brokers fees are paid by the Plan or are part of the Trading Account adjustment to the Company's Profit Sharing contribution.

(b) The Diversified Equity Fund - Deposits are invested in State Street Global Advisors' (SSGA's) S&P 500 Flagship Fund which seeks full replication of the S&P 500 Index results. All dividends and distributions paid are reinvested in units of the Fund. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(c) The Long-Term Income Fund - Deposits are invested in SSGA's Bond Market Fund which seeks to recover transaction costs caused by portfolio turnover and modestly exceed the Lehman Brothers' Aggregate Bond Index over annual measurement periods. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(d) The Short-Term Income Fund - Deposits are invested in SSGA's YES Fund. The assets of the Fund may be invested in issues of the U.S. Government and Agencies; bank Certificates of Deposit; Repurchase Agreements, collateralized by U.S. Treasury and Federal Agency Securities; Bankers' Acceptances, Commercial Paper, European certificates of deposit and other corporate debt instruments. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 - Description of the Investments (Continued)

(e) The Value Fund - Deposits are invested in a unitized pooled account within an investment master trust administered by Bankers Trust Company. The account portfolio is actively managed by Bernstein & Company (Bernstein). The objective of this Fund is to outperform the broad U.S. stock market over the long term by investing in stocks selling for less than their future earnings power would suggest they are worth. Bernstein's investment management fees and Bankers Trust master investment trustee fees were paid by the ChevronTexaco Corporation Master Pension Trust and the PS/SP on a pro rata basis based on the number of units each trust owns.

(f) The Growth Fund - Deposits are invested in a unitized pooled account within an investment master trust administered by Bankers Trust Company. The account portfolio is actively managed by Jennison Associates Capital Corporation (Jennison). The objective of this Fund is to outperform the S&P 500 Index and other growth stock funds over the long term by investing in stocks that maintain or achieve superior earnings growth and are reasonably priced relative to their growth prospects. Jennison's investment management fees and Bankers Trust master investment trustee fees were paid by the ChevronTexaco Corporation Master Pension Trust and the PS/SP on a pro rata basis based on the number of units each trust owns.

(g) The Small Cap Stock Fund - Deposits are invested in SSGA's Small Cap Stock Fund. The Fund's objective is to replicate the returns of the Russell 2000 Index, which is representative of small capitalization U.S. stocks. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(h) The International Fund - Deposits are invested in SSGA's International Stock Market Index Fund. The Fund's objective is to replicate the returns of the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index. Investment management of the Fund is provided by SSGA. Related management fees were paid by the Plan.

(i) The Balanced Fund - Deposits are invested in SSGA's Balanced Fund. The Balanced Fund is a blend of the Flagship Fund, the Bond Market Fund and the YES Fund, each previously described above. Approximately 60% is currently invested in the Flagship Fund, 30% in the Bond Market Fund and 10% in the YES Fund. Dividends and gains and losses are reflected in the blended value of the shares in the Balanced Fund. Related management fees were paid by the Plan.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 - Description of the Investments (Continued)

(j) The Mutual Fund Window - Deposits (via transfers only) are first invested in a money market instrument with State Street Brokerage Services (SSBS), a subsidiary of State Street Bank. Once with SSBS, the participant must directly contact SSBS to invest his/her deposits into/out of most of the publicly traded mutual funds (approximately 3,000 different funds are available from over 170 mutual fund families). There is a $50 annual fee charge to participants who use this option which is paid directly to State Street Bank (applied in $4.17 monthly increments for those with Mutual Fund Window (MFW) balances). Within each fund offered in the MFW additional fees are charged, either accrued within a fund's pooled price or charged directly on deposits or withdrawals depending upon the mutual fund.

NOTE 4 - Employer Contributions

As indicated in Note 1, the PS/SP includes a leveraged ESOP feature. The leveraged ESOP provides a means of pre-funding a portion of the Company Profit Sharing and Savings Plus Contributions. Under the leveraged ESOP provisions, shares released from the account are valued at then-current market prices and allocated to participants' Contingent Accounts under the Profit Sharing component and the Savings Plus component of the PS/SP. Such allocations will be credited against the Company Profit Sharing Contribution and Company Savings Plus Contribution. To the extent the value of the shares released from the suspense account is less than the required Company Profit Sharing the participating companies will make additional cash contributions to the PS/SP, which the trustees will use to purchase additional shares of the Corporation's Common Stock.

NOTE 5 - Participant Loans

Participants are entitled to borrow against before-tax and after-tax profit sharing contributions and their before-tax and after-tax savings contributions to the PS/SP. Participants in the SP component of the PS/SP may borrow from their vested account balances, in accordance with the Internal Revenue Code. The term of a loan may vary from one to five years and the interest rate for a loan is fixed for the term of the loan. Interest rates charged during 2001 ranged from 5.62% to 9.07%. Loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants' accounts.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 6 - Intra-Plan Transfers

During a Plan year, as payments of principal and interest are made on the ESOP loans, shares are released from the ESOP suspense account and are transferred to the PS/SP participants' contingent accounts and are available for benefits. These transfers represent a portion of the employer contribution and reimbursement for the cash dividends paid by the Corporation to those members holding ESOP shares that were used to service the ESOP debt.

NOTE 7 - Income Taxes

On February 9, 1996, the Internal Revenue Service (IRS) issued its determination that the Plan continues to be exempt from Federal income tax. The Plan has been amended since receiving the determination letter and the Corporation intends to request a determination letter for the Plan as amended. In the opinion of the Corporation, the Plan, as amended, continues to be qualified as to form. Accordingly, no provision for federal or state income taxes has been made. The Corporation receives no compensation for its services as sponsor or administrator of the plan.

The Corporation has reviewed the Plan's administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

NOTE 8 - Participating Companies

The companies whose employees participate in the Plan consist of ChevronTexaco Corporation and those of its subsidiaries that have been designated as Participating Companies.

NOTE 9 - Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized appreciation/(depreciation) and realized gains/(losses) for the years ended December 31, 2001 and 2000 were $26,154,000 and $177,106,000, and $(50,680,000) and $(148,953,000), respectively.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 10 - Investments

Investments representing 5% or more of the Plan's net assets available for benefits:

	December 31, 2001		December 31, 2000	
	Participant Directed (thousands of dollars)	Non-Participant Directed	Participant Directed (thousands of dollars)	Non-Participant Directed
ChevronTexaco Corporation Common Stock*	$ -	$5,001,439	$ -	$4,983,626
State Street Global Advisors S&P 500 Flagship Fund	524,019	-	661,040	-

* Prior to October 10, 2001 these shares were referred to as Chevron Corporation Common Stock.

NOTE 11 - Transfer to Other Plan

In July 2000, Chevron Corporation and Phillips Petroleum Corporation formed a new alliance, a 50/50 joint venture, combining Chevron Chemical Company with Phillips Chemical Company. Participants in the PS/SP who transferred to the new company, Chevron Phillips Chemical Company (CPCC), transferred their PS/SP assets of $363,536,000 to the CPCC plan on February 1, 2001.

NOTE 12 - Subsequent Events

Effective April 1, 2002, the Plan changed to a fixed match plan. The Corporation will match 8 percent of pay on the first 2 percent of the participant's base pay that they contribute to the Plan. The name of the Plan was changed to ChevronTexaco Employee Savings Investment Plan.

Effective April 1, 2002, Vanguard succeeded Mellon Bank as trustee and CitiStreet as record keeper of the Plan. Investments held and/or administered by SSGA and Bankers Trust Company were transferred to similar funds with Vanguard.

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
(thousands of dollars)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	ChevronTexaco Corporation	Common Stock, 55,813,396 shares	$ 2,303,295	$ 5,001,439
*	Diversified Equity Fund			
	State Street Global Advisors' S&P 500 Flagship Fund	Collective Trust Fund, 17,366,000 units	336,222	524,019
	Value Fund			
	Stanford C. Bernstein & Co., Inc.	Managed Fund, 4,658,706 units	72,980	86,037
	Growth Fund			
	Jennison Associates LLC	Managed Fund, 6,525,606 units	140,802	119,079
*	Small Cap Fund			
	State Street Global Advisors' Small Cap Stock Fund	Collective Trust Fund, 2,264,797 units	33,165	36,844
*	International Fund			
	State Street Global Advisors' International Stock Fund	Collective Trust Fund, 2,109,102 units	26,886	22,901
*	Mutual Fund Window			
	State Street Brokerage Services, Inc.	Mutual Funds	85,838	87,032
*	Long-Term Income Fund			
	State Street Global Advisors' Daily Bond Market Fund	Collective Trust Fund, 12,811,334 units	160,181	223,276
*	Short-Term Income Fund			
	State Street Global Advisors' YES Fund	Collective Trust Fund, 7,959,569 units	104,086	124,774
*	Balanced Fund			
	State Street Global Advisors' Balanced Fund	Collective Trust Fund, 2,583,306 units	50,367	61,994
*	Mellon Bank Fund	Pooled Employee Fund	38,299	38,299
*	Loan Fund	Participant Loans (1 to 5 years, 5.62% - 9.07% interest rate range)	-	82,530
	Total investments			$ 6,408,224

* Party-in-interest.

EIN: 94-0890210
PN: 001

CHEVRON CORPORATION PROFIT SHARING/SAVINGS PLAN
SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) & (f) Lease rental/ expense incurred	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 482,243	$ -	$ -	$ -	$ 482,243	$ -
ChevronTexaco Corporation	Common Stock	-	604,773	-	372,223	604,773	232,550